

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
CF/AD5
100 F STREET, NE
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

October 23, 2007

<u>Via Facsimile</u>

Michael J. McCann
Chief Financial Officer
PHI, Inc.
2001 SE Evangeline Thruway
Lafayette, LA 70508

> **RE: PHI, Inc.**
> **Form 10-K for the Year Ended December 31, 2006**
> **File Number: 000-09827**

Dear Mr. McCann:

     We have completed our review of your Form 10-K and related filings, and at this time do not have further comments.

          Sincerely,

          Michael Fay
          Accounting Branch Chief